1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 18, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

(1) DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF SHANDONG ALUMINUM
AND
(2) DISCLOSEABLE TRANSACTION IN RELATION TO
THE PROPOSED SHARE REFORM OF LANZHOU ALUMINUM AND
CONNECTED TRANSACTION IN RESPECT OF THE SHARE
EXCHANGE WITH LANZHOU ALUMINUM FACTORY

On 28 December 2006, the Board approved the Merger Agreements and the Merger Agreements were entered into and dated 28 December 2006. Pursuant to the Articles of Association of the Company, the SGM to be held on 27 February 2007 is convened to consider, and, if appropriate, approve the Shandong Merger Proposal and the Lanzhou Aluminum Proposal. As Chinalco has entered into an agreement (see below for further details) to acquire the entire equity interest of Lanzhou Aluminum Factory, which is one of the shareholders of Lanzhou Aluminum, and in order to avoid any appearance of conflicts of interest, Chinalco has informed the Company that it will abstain from voting at the resolution relating to the Lanzhou Merger Proposal.

In accordance with Rule 14.06(2) of the Hong Kong Listing Rules, each of the Shandong Merger Proposal and the Lanzhou Merger Proposal, if implemented, will constitute a discloseable transaction of the Company.

By an agreement dated 18 December 2006 and subject to approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity in Lanzhou Aluminum Factory. Lanzhou Aluminum Factory is one of the shareholders of Lanzhou Aluminum. If Lanzhou Aluminum Factory is wholly-owned by Chinalco, Lanzhou Aluminum Factory will be an associate of Chinalco and a connected person of the Company. As Lanzhou Aluminum Factory holds approximately 14.66% of the issued share capital of Lanzhou Aluminum, the transaction relating to the Lanzhou Aluminum Factory Tranche will constitute a connected transaction under the Hong Kong Listing Rules.

As at the date of this announcement, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person. As the transaction relating to the Lanzhou Aluminum Factory Tranche involves the issue of new securities by the Company to a connected person, such transaction is a non-exempt connected transaction subject to the approval by the independent Shareholders. The Notice of SGM will be supplemented by the Supplemental Notice of SGM for the independent Shareholders to consider and, if appropriate, to approve as an ordinary resolution, the transaction relating to the Lanzhou Aluminum Factory Tranche under the Lanzhou Merger Proposal. Chinalco will abstain from voting at the relevant resolution to approve the transaction relating Lanzhou Aluminum Factory Tranche, if the Lanzhou Merger Proposal is implemented

The Notice of SGM has been despatched on 13 January 2007 and the Supplemental Notice of SGM relating to the transaction relating to the Lanzhou Aluminum Factory Share Exchange Transaction will be issued and despatched to the Shareholders on 18 January 2007.

A circular containing further details of the Merger Proposals and the particulars required by the Hong Kong Listing Rules concerning discloseable and connected transactions will be despatched to the Shareholders as soon as possible.

BACKGROUND

Reference is made to the announcement issued by the Company dated 7, 14, 19 and 29 December 2006 and 16 January 2007, respectively, in relation to the discloseable transactions in respect of the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum and the connected transaction in respect of the transaction relating to the Lanzhou Aluminum Factory Tranche.

The Company is the controlling shareholder of Shandong Aluminum and the largest shareholder of Lanzhou Aluminum. In accordance with the requirements of the relevant laws and regulations relating to share reforms of listed companies in the PRC, the Company has to propose a share reform for each of Shandong Aluminum and Lanzhou Aluminum, respectively. In September 2006, the Company proposed a share reform for Shandong Aluminum but such share reform proposal was not approved by the holders of tradable Shandong Shares of Shandong Aluminum. In order to comply with the relevant PRC laws and regulations relating to share reforms, the Company has proposed the Merger Proposals.

SUMMARY OF THE MERGER PROPOSALS

The implementation of the Merger Proposals will involve the issue of Chalco A Shares by the Company at the applicable Exchange Ratios to the holders of tradable Shandong Shares and the holders of tradable and non-tradable Lanzhou Shares on a record date to be determined, who elect to exchange in whole or in part Chalco A Shares for their Shandong Shares and Lanzhou Shares. The Exchange Ratios have been determined as follows:

*	Shandong Exchange Ratio

3.15 Chalco A Shares for 1 tradable Shandong Share;

*	Lanzhou Exchange Ratios

1.80 Chalco A Shares for 1 tradable Lanzhou Share; and

1 Chalco A Share for 1 non-tradable Lanzhou Share.

The Merger Proposals will be accompanied by the Shandong Cash Alternative to the holders of tradable Shandong Shares and the Lanzhou Cash Alternative to the holders of tradable Lanzhou Shares, who elect not to exchange in whole or in part their Shandong Shares and Lanzhou Shares for the Chalco A Shares. Subject to the Merger Proposals becoming unconditional, the Shandong Cash Alternative and the Lanzhou Cash Alternative have been determined as follows:

*	Shandong Cash Alternative

at the rate of RMB16.65 per tradable Shandong Share

*	Lanzhou Cash Alternative

(a)	at the rate of RMB9.50 per tradable Lanzhou Share

(b)

at the rate of RMB5.534 per non-tradable Lanzhou Share, which is only applicable to other holders of non-tradable Lanzhou Shares (other than the Company) whereas Lanzhou Aluminum Factory has provided an undertaking in writing not to exercise the Lanzhou Cash Alternative.

Upon successful implementation of the Merger Proposals, the respective Shandong Shares and Lanzhou Shares acquired by the Company pursuant to the Merger Proposals will be cancelled and the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and their liabilities will be assumed by the Company.

THE SHANDONG MERGER PROPOSAL

The Company is the controlling shareholder of Shandong Aluminum, holding 480,000,000 non-tradable shares or approximately 71.43% of the total issued share capital of Shandong Aluminum. The remaining 192,000,000 shares or approximately 28.57% of the total issued share capital of Shandong Aluminum are tradable shares, which are listed on the Shanghai Stock Exchange. To the best of the directors' knowledge, information and belief having made all reasonable enquiry, the holders of tradable shares of Shandong Aluminum are third parties independent of the Company and connected persons of the Company.

% to total
Number of	issued share
issued shares	capital

Non-tradable shares
*	held by the Company	480,000,000	71.43%

Tradable shares (listed on Shanghai Stock Exchange)
*	held by the public shareholders	192,000,000	28.57%

The Shandong Merger Agreement

On 7 December 2006, the Board and the board of directors of Shandong Aluminum approved, in principle, the Shandong Merger Proposal. On 28 December 2006, the Board and the board of directors of Shandong Aluminum approved, in principle, the entering into the Shandong Merger Agreement between the Company and Shandong Aluminum. A summary of the major terms and conditions of the Shandong Merger Agreement is as follows:

Date	28 December 2006

Parties	The Company and Shandong Aluminum

Objective	To implement the share reform of Shandong Aluminum through the Shandong Merger Proposal

Consideration

3.15 Chalco A Shares will be issued by the Company in exchange for one tradable Shandong Share held by the holders of tradable Shandong Shares on a record date to be determined by the Company and Shandong Aluminum, who elect to receive in whole or in part the Chalco A Shares. Holders of tradable Shandong Shares who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Shandong Cash Alternative at the rate of RMB16.65 per tradable Shandong Share.

Conditions Precedent	The Shandong Merger Proposal is conditional upon:

1.

the approval by way of special resolution (a two-thirds majority) by the shareholders of the Company at the SGM (for the purpose of the SGM, no shareholders are required to abstain from voting on the relevant resolution to approve the Shandong Merger Proposal at the SGM);

2.

the approval by at least two-thirds of all the shareholders of Shandong Aluminum attending and voting at the shareholders' meeting and the approval by at least two-thirds of the holders of tradable Shandong Shares attending and voting at such shareholders' meeting of Shandong Aluminum;

3.	the compliance by the Company with the requirements of the Hong Kong Listing Rules;

4.	the CSRC granting approval for and the Shanghai Stock Exchange agreeing to grant listing of the Chalco A Shares;

5.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

6.	the entering into agreement with the appropriate Cash Alternative Provider in respect of the provision of the Shandong Cash Alternative Amount.

Termination	The Shandong Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	the Company and Shandong Aluminum agreeing in writing to terminate the Shandong Merger Agreement prior to the completion of the Shandong Merger Proposal;

2.

any material breach of the responsibilities, undertakings or representations of the Shandong Merger Agreement by a party to the Shandong Merger Agreement and such breach is not remediable within 30 days upon the notice being given by one party to the other in relation to such breach;

3.	failure to fulfill the conditions precedent as stated above or have such conditions precedent waived before 31 December 2007;

4.	failure to obtain the approval by a two-thirds majority of the shareholders at the SGM of the Company;

5.

failure to obtain the approval by at least two-thirds of the shareholders of Shandong Aluminum attending and voting at the shareholders' meeting and failure to obtain the approval by at least two-thirds of the holders of tradable Shandong Shares attending and voting at such shareholders' meeting of Shandong Aluminum; and

6.	the order, adjudication or action taken by any relevant government authorities to permanently restrict or prohibit the Shandong Merger Proposal.

UNDERTAKINGS BY CHINALCO In connection with the Shandong Merger Proposal, Chinalco, the controlling shareholder of the Company, has undertaken that:

1.

within 36 months after the listing of the Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such tradable Chalco A shares and will not procure Chalco to repurchase such tradable Chalco A Shares;

2.

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

3.

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

4.

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

THE LANZHOU MERGER PROPOSAL

The Company holds 151,851,442 non-tradable shares in Lanzhou Aluminum, representing approximately 28% of the total issued share capital of Lanzhou Aluminum. The remaining approximately 72% of the issued share capital of Lanzhou Aluminum is held as to 16.35% by two holders of non-tradable Lanzhou Shares and as to 55.65% by the holders of tradable Lanzhou Shares. The tradable Lanzhou Shares are listed on the Shanghai Stock Exchange.

% to
Number of	total issued
issued shares	share capital

Non-tradable shares
*	held by the Company	151,851,442	28.00%
*	held by Lanzhou Aluminum Factory
(equity interest to be transferred to Chinalco)	79,472,500	14.66%
*	held by Lanzhou Economic
	Information Consultation Company	9,181,900	1.69%

Tradable shares (listed on Shanghai Stock Exchange)
*	held by public shareholders	301,820,800	55.65%

The Lanzhou Merger Proposal

On 7 December 2006, the Board and the board of directors of Lanzhou Aluminum respectively resolved to approve, in principle, the Lanzhou Merger Proposal. On 28 December 2006, the Board and the board of directors of Lanzhou Aluminum respectively resolved to approve, in principle, the entering into the Lanzhou Merger Agreement. A summary of the major terms and conditions of the Lanzhou Merger Agreement is as follows:

Date	28 December 2006

Parties	The Company and Lanzhou Aluminum

Objective	To implement the share reform of Lanzhou Aluminum through the Lanzhou Merger Proposal.

Consideration

(a) 1.80 Chalco A Shares will be issued by the Company in exchange for one tradable Lanzhou Share held by the holders of tradable Lanzhou Shares; and (b) one (1) Chalco A Shares for one (1) non-tradable LanzhouShare held by the holders of non-tradable Lanzhou Shares, on a record date to be determined by the Company and Lanzhou Aluminum, who elect to receive in whole or in part the Chalco A Shares.

Holders of tradable Lanzhou Shares who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Lanzhou Cash Alternative at the rate of RMB9.50 per tradable Lanzhou Share.

Other holders of non-tradable Lanzhou Shares (other than the Company) who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Lanzhou Cash Alternative at the rate of RMB5.534 per non-tradable Lanzhou Share (Lanzhou Aluminum Factory has undertaken in writing not to exercise the Lanzhou Cash Alternative).

Conditions Precedent	The Lanzhou Merger Proposal is conditional upon:

1.

the approval by way of special resolution (at least a two- thirds majority) by the independent shareholders of the Company at the SGM (to avoid any appearance of conflicts of interest, Chinalco has informed the Company that it will abstain from voting on the relevant resolution to approve the Lanzhou Merger Proposal at the SGM);

2.

the approval by at least two-thirds of the shareholders of Lanzhou Aluminum (including holders of tradable and non-tradable Lanzhou Shares) attending and voting at the shareholders' meeting and the approval by at least two-thirds of the holders of tradable Lanzhou Shares attending and voting at such shareholders' meeting of Lanzhou Aluminum;

3.	the compliance by the Company with the requirements of the Hong Kong Listing Rules;

4.	the CSRC granting approval for and the Shanghai Stock Exchange agreeing to grant listing of the Chalco A Shares;

5.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

6.	the entering into agreement with the appropriate Cash Alternative Provider in respect of the provision of the Lanzhou Cash Alternative Amount.

Termination	The Lanzhou Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	the Company and Lanzhou Aluminum agreeing in writing to terminate the Lanzhou Merger Agreement prior to the completion of the Lanzhou Merger Proposal;

2.

any material breach of the responsibilities, undertakings or representations of the Lanzhou Merger Agreement by a party to the Lanzhou Merger Agreement and such breach is not remediable within 30 days upon the notice being given by one party to the other in relation to such breach;

3.	failure to fulfill the conditions precedent as stated above or have such conditions precedent waived before 31 December 2007;

4.	failure to obtain the approval by a two-thirds majority of the shareholders at the SGM of the Company;

5.

failure to obtain the approval by at least two-thirds of the shareholders of Lanzhou Aluminum (including holders of tradable and non-tradable Lanzhou Shares) attending and voting at the shareholders' meeting and failure to obtain the approval by at least two-thirds of the Lanzhou Shareholders who are holders of tradable Lanzhou shares attending and voting at such shareholders' meeting; and

6.	the order, adjudication or action taken by any relevant government authorities to permanently restrict or prohibit the Lanzhou Merger Proposal.

By an agreement dated 18 December 2006, the Gansu SASAC transferred to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. Subject to completion of the procedures for the transfer the equity interest in Lanzhou Aluminum Factory to Chinalco, Chinalco will become the holder of 79,472,500 non-tradable Lanzhou Shares, representing approximately 14.66% equity interest in Lanzhou Aluminum.

UNDERTAKINGS BY CHINALCO

In connection with the Lanzhou Merger Proposal, Chinalco has undertaken that:

1.

within 36 months after the listing of the Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such tradable Chalco A Shares and will not procure Chalco to repurchase such tradable Chalco A Shares;

2.

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

3.

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

4.

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

TRANSACTION RELATING TO THE LANZHOU ALUMINUM FACTORY TRANCHE

In relation to the non-tradable Lanzhou Shares held by Lanzhou Aluminum Factory, by an agreement dated 18 December 2006 and subject to further approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. If SASAC's approval and the procedures for the transfer of the equity interest of Lanzhou Aluminum Factory have been completed prior to the completion of the Lanzhou Merger Proposal, Lanzhou Aluminum Factory will be wholly-owned by Chinalco and a connected person of the Company. The transaction relating to the Lanzhou Aluminum Factory Tranche will constitute a connected transaction under the Hong Kong Listing Rules. Although as at the Latest Practicable Date, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person.

MERGER PROPOSALS NOT INTERDEPENDENT

The Shandong Merger Proposal and the Lanzhou Merger Proposal are not dependent or conditional upon each other. Each such proposal will be implemented in accordance with the terms and conditions applicable to that proposal. If for any reason either proposal is not implemented, this will not affect the implementation of the other proposal.

THE CASH ALTERNATIVE

The Merger Proposals are accompanied by the Shandong Cash Alternative to the holders of tradable Shandong Shares at the rate of RMB16.65 per Shandong Share and the Lanzhou Cash Alternative to the holders of tradable Lanzhou Shares at the rate of RMB9.50 per tradable Lanzhou Share and to the other holders of the non-tradable Lanzhou Shares (other than the Company) at the rate of RMB5.534 per non-tradable Lanzhou Share, who elect not to receive in whole or in part their entitlements to Chalco A Shares, subject to the Merger Proposals becoming unconditional. Lanzhou Aluminum Factory has undertaken in writing not to exercise the Lanzhou Cash Alternative.

The Cash Alternative will be made available by the Cash Alternative Provider. The Cash Alternative Provider is an independent third party or parties who is independent of the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as defined in the Hong Kong Listing Rules) and who is not a connected person (as defined in the Hong Kong Listing Rules) of the Company. The Company itself is not a Cash Alternative Provider.

For the holders of tradable Shandong Shares and the holders of tradable Lanzhou Shares who elect to receive the Shandong Cash Alternative and the Lanzhou Cash Alternative, respectively, the Cash Alternative Provider has agreed, subject to contract, to pay the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount to such holders, and such holders will transfer their respective tradable Shandong Shares and Lanzhou Shares to the Cash Alternative Provider, who will then exchange such Shandong Shares and Lanzhou Shares with the Chalco A Shares at the relevant Exchange Ratio. On the assumption that all the holders of tradable Shandong Shares and the relevant holders of Lanzhou Shares (including tradable and non-tradable shares (other than the non-tradable shares held by Lanzhou Aluminum Factory)) elect to receive the Cash Alternatives, a maximum of 1.157 billion Chalco A Shares, representing approximately 8.98% of the total issued share capital of the Company, may be held by the Cash Alternative Provider.

Pursuant to the agreement to be entered into between the Company and the Cash Alternative Provider, the Cash Alternative Provider has agreed to commit a maximum total of approximately RMB6.12 billion cash being the aggregate total of the maximum Shandong Cash Alternative Amount and Lanzhou Cash Alternative Amount, if all holders of the relevant Shandong Shares and Lanzhou Shares elect to accept the Cash Alternative.

EFFECTS OF THE MERGER PROPOSALS

The Merger Proposals, if fully implemented, will involve the issue of the Chalco A Shares, at the Shandong Exchange Ratio and the Lanzhou Exchange Ratios by the Company to the holders of tradable Shandong Shares and the holders of tradable and non-tradable Lanzhou Shares on a record date to be determined, in exchange for the tradable Shandong Shares and Lanzhou Shares held by them respectively (subject to election by the holders of tradable Shandong Shares and the relevant holders of the Lanzhou Shares electing to take the Cash Alternatives mentioned above). Upon completion of the Merger Proposals, the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and the liabilities of Shandong Aluminum and Lanzhou Aluminum will be assumed by the Company. Shandong Aluminum and Lanzhou Aluminum will then cease to exist. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the Chalco A Shares issued for the purpose of the Merger Proposals will be listed on the Shanghai Stock Exchange. The non-tradable Domestic Shares of the Company, including those held by Chinalco and other holders of Domestic Shares, will be converted into tradable Chalco A Shares and will subject to certain lock-up arrangements. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

In the event that the Merger Proposals are implemented, a maximum of 1.237 billion Chalco A Shares will be issued under the Merger Proposals, under which a maximum of 0.604 billion Chalco A Shares will be issued under the Shandong Merger Proposal and a maximum of 0.633 billion Chalco A Shares will be issued under the Lanzhou Merger Proposal. On the basis of 3.944 billion H Shares in issue, the Chalco tradable shares (including the Chalco A shares issued for the Merger Proposals and the Domestic Shares of the Company which will become tradable Chalco A shares of the Company) will represent approximately 69.4% and the H Shares will represent approximately 30.6% of the Company's total issued shares (as enlarged by the issue of Chalco A Shares). Upon completion of the Merger Proposals, the Domestic Shares of the Company held by Chinalco and other promoters will be tradable shares (tradable Chalco A Shares) listed on the Shanghai Stock Exchange, subject to certain lock-up periods. The Chalco A Shares issued pursuant to the Merger Proposals to the holder of tradable Shandong Shares and Lanzhou Shares will be freely tradable and not subject to any lock-ups. The issue of the Chalco A Shares to Lanzhou Aluminum Factory will be held by Chinalco subject to a lock-up of three years.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposals (assuming no one elects to receive cash under the Cash Alternatives):

Before the implementation of the Merger Proposals

Holder of Domestic Shares issued	No. of	Percentage of
or H Shares capital	Shares	share
	(in millions)	(%)

Holders of Domestic Shares
Chinalco	4,612.2	39.59
Other holders of Domestic Shares	3,093.7	26.55

Holders of H Shares	3,944.0	33.90

Total	11,649.9	100

After the implementation of the Merger Proposals:
Holder of Chalco A Shares	No. of	Percentage of
or H Shares capital	Shares	share
	(in millions)	(%)

Holders of tradable Chalco A Shares
Chinalco	4,612.2	35.79
Lanzhou Aluminum Factory	79.0	0.6
Other holders	3,093.7	24.01

Holders of H Shares	3,944.0	30.6
Holders of Chalco A Shares	1,160.73	9.00

Total	12,886.63	100

THE EXCHANGE RATIOS The Shandong Exchange Ratio, has been determined as follows:

(i)

the per share price of the tradable Shandong Shares is RMB20.81, representing a premium of 25% over the closing price per Shandong Share of RMB16.65 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable Shandong Shares on the Shanghai Stock Exchange; and

(ii)

the issue price of the Chalco A Shares is determined to be RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%. The 5% premium was determined by the Company based on an analysis of the A and H Shares prices of major dual listed companies in Hong Kong and PRC.

Accordingly, based on the Shandong Exchange Ratio, 3.15 Chalco A Shares will be issued by the Company for one (1) tradable Shandong Share. The Lanzhou Exchange Ratios have been determined as follows:

(i)

the per share price of the tradable Lanzhou Shares is RMB11.88, representing a premium of 25% over the closing price per tradable Lanzhou Share of RMB9.50 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable Lanzhou Shares on the Shanghai Stock Exchange; and

(ii)

the issue price of the Chalco A Shares is determined to be RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%. The 5% premium was determined by the Company based on an analysis of the A and H Shares prices of major dual listed companies in Hong Kong and PRC.

Accordingly, based on the Lanzhou Exchange Ratios, (a) 1.80 Chalco A Shares will be issued by the Company for one (1) tradable Lanzhou Share; and (b) one (1) Chalco A Share will be issued by the Company for one (1) non-tradable Lanzhou Share, representing a premium of 20% over the net asset value per non-tradable Lanzhou Share.

When determining the premium of the Shandong Shares and Lanzhou Shares, the Directors have taken into account the following factors: (a) the Exchange Ratios shall be sufficiently attractive to the holders of tradable Shandong Shares and the holders of tradable Lanzhou Shares; (b) the costs to be involved in implementing the share reforms of both Shandong Aluminum and Lanzhou Aluminum; and (c) the increase in the share prices of other domestically listed aluminum companies since the suspension of trading in the tradable shares of Shandong Aluminum and Lanzhou Aluminum on 28 November 2006.

The Merger Proposals may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreements can be satisfied. Investors and potential investors in Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

AUTHORIZATION TO ISSUE CHALCO A SHARES

The issue of Chalco A Shares will be based on the specific mandate approved by the Shareholders duly passed at the 2005 annual general meeting of the Company held on 10 May 2006 authorizing the Board to issue a maximum of 1,500,000,000 Chalco A Shares. The specific mandate passed at the 2005 annual general meeting was to authorize the Company to issue Chalco A Shares to the PRC public (i.e. PRC individuals and institutional investors) with the proceeds thereof to be used for the purposes specified in the resolutions. If the Merger Proposals are implemented, the Chalco A Shares will be issued to exchange for the Shandong Shares and Lanzhou Shares and no proceeds will be raised by such issue. As such, the terms of the specific mandate approved by the Shareholders has to be modified in order to meet the requirements of the Merger Proposals and a resolution by way of special resolution has been proposed to be passed at the SGM to modify, refresh and approve the specific mandate passed at the annual general meeting of the Company held on 10 May 2006 to authorize the Company to issue Chalco A Shares to implement the Shandong Merger Proposal and Lanzhou Merger Proposal.

INFORMATION OF THE CHALCO GROUP

The Chalco Group is engaged principally in alumina refining and primary aluminum smelting operations. It organises and manages its operations according to the alumina segment, primary aluminum segment and corporate and other services segment. The business scope of the Chalco Group includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina, primary aluminum, gallium and carbon.

INFORMATION OF THE SHANDONG GROUP

The Shandong Group is engaged principally in the production of metallurgical alumina, primary aluminum and alumina chemicals. Based on the audited financial information of Shandong Aluminum prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Shandong Group for the two financial years ended 31 December 2005 are as follows:

	As at	As at
	31 December 2005	31 December 2004
	(RMB in millions)	(RMB in millions)

Total net asset value	3,269.0	2,681.5
Net profit before tax	1,224.8	1,148.0
Net profit after tax	869.6	827.8

INFORMATION OF THE LANZHOU ALUMINUM FACTORY

Lanzhou Aluminum Factory is a state-owned enterprise established in the PRC, with a registered capital of RMB202.67 million. Its principal business is asset management and property management. As at the Latest Practicable Date, Lanzhou Aluminum Factory holds approximately 14.66% of the issued share capital of Lanzhou Aluminum.

INFORMATION OF THE LANZHOU GROUP

The Lanzhou Group is engaged principally in the production of primary aluminum and aluminum-fabricated products. Based on the audited financial information of Lanzhou Aluminum prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Lanzhou Group for the two financial years ended 31 December 2005 are as follows:

	As at	As at
	31 December 2005	31 December 2004
	(RMB in millions)	(RMB in millions)

Total net asset value	2,882.4	2,770.1
Net profit before tax	130.0	126.3
Net profit after tax	112.3	107.6

REASONS FOR AND BENEFITS OF MERGER PROPOSALS The reasons for and benefits of the Merger Proposals are:

1.	the Merger Proposals allow the Company to implement the share reforms for Shandong Aluminum and Lanzhou Aluminum in accordance with the requirements of the relevant PRC laws and regulations;

2.

the Merger Proposals at the same time enable the Company to restructure Shandong Aluminum and Lanzhou Aluminum and through the Merger Proposals, the Company will achieve a more balanced chain of production between alumina and primary aluminum and will enable the Company to integrate Shandong Aluminum and Lanzhou Aluminum into the management and operations of the Company; and

3.	the Merger Proposals enable the Company to issue and list Chalco A Shares on the Shanghai Stock Exchange.

The Board believes that the terms of the Merger Proposals are fair and reasonable and in the interests of the Shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

Each of the Shandong Merger Proposal and the Lanzhou Merger Proposal will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing rules. A circular containing further details of the Merger Proposals and the particulars required by the Hong Kong Listing Rules concerning discloseable transactions is prepared to comply with the Hong Kong Listing Rules will be despatched as soon as possible.

Under the Hong Kong Listing Rules and upon implementation of the Lanzhou Merger Proposal, the transaction relating to the Lanzhou Aluminum Factory Tranche will involve the issue of new securities by the Company, such transaction will constitute a non-exempt connected transaction which is required to be approved by the independent Shareholders. Chinalco will abstain from voting at the proposed ordinary resolution and voting will be by way of poll in accordance with the requirements of the Hong Kong Listing Rules. A separate resolution by way of an ordinary resolution has therefore been proposed at the SGM as set out in the Supplemental Notice of SGM to consider and approve the transaction relating to the Lanzhou Aluminum Factory Tranche. The Independent Board Committee has been formed to consider the transaction relating to the Lanzhou Aluminum Factory Tranche and the letter from the Independent Board Committee to the independent Shareholders is included in the circular to be despatched as soon as possible. DBS Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in respect of the transaction. The letter of advice of DBS Asia to the independent Board Committee and the independent Shareholders is included in the circular to be despatched as soon as possible.

The Merger Proposals may or may not be proceed with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreements can be satisfied.

DEFINITIONS

In this announcement, the following capitalised terms shall have the following meanings unless the context requires otherwise:

"Board"	the board of Directors;

"Cash Alternative Amounts"	the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount;

"Cash Alternative Provider(s)"

(Chinese Characters) CITIC Trust & Investment Co., Ltd. the person who has agreed, subject to contract, to pay the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount for the acquisition of the tradable Shandong Shares and tradable Lanzhou Shares, respectively, and who will then exchange such tradable Shandong Shares and tradable Lanzhou Shares so acquired for the Chalco A Shares at the relevant Exchange Ratios;

"Cash Alternatives"	the Shandong Cash Alternative and the Lanzhou Cash Alternative;

"Chalco A Share(s)"

ordinary shares with a nominal value of RMB1.00 each to be issued by the Company pursuant to the Merger Proposals, which, upon completion of the Merger Proposals, will be listed on the Shanghai Stock Exchange;

"Chalco Group" or "Group"	the Company and its subsidiaries;

"Chinalco"	(Chinese Characters) Aluminum Corporation of China, the controlling shareholder and a connected person of the Company;

"Company"

(Chinese Characters) Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares and ADSs of which are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"DBS Asia"

DBS Asia Capital Limited, being the independent financial adviser to advise the independent Shareholders in respect of the issue of Chalco A Shares in exchange for the non-tradable Lanzhou Shares held by Lanzhou Aluminum Factory, which is deemed by the Company as a non-exempt connected transaction under the Hong Kong Listing Rules and is licensed to undertake type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

"Director(s)"	director(s) of the Company;

"Domestic Shares"

ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and paid in Renminbi, and which upon completion of the Merger Proposals will, subject to certain lock-ups, be tradable on the Shanghai Stock Exchange;

"Exchange Ratios"	the Shandong Exchange Ratio and the Lanzhou Exchange Ratios;

"Gansu SASAC"	(Chinese Characters) (Gansu State-owned Assets Supervision and Administration Commission), the State-owned Assets Supervision and Administration Commission of the Gangsu Province;

"H Share(s)"

the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"HK Dollar" or "HK$"	Hong Kong dollars, the currency of Hong Kong;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

a committee of the Board established for the purpose of considering the transaction relating to the Lanzhou Aluminum Factory Tranche, comprising the independent non-executive Directors who are independent of the transaction relating to the Lanzhou Aluminum Factory Tranche;

"Lanzhou Aluminum Factory	the share exchange of Chalco A Shares for the non-tradable Lanzhou Shares of
Tranche"	Lanzhou Aluminum Factory upon implementation of the Lanzhou Merger Proposal, details of which are set out in the section headed "Transaction relating to the Lanzhou Aluminum Factory Tranche";

"Lanzhou Aluminum Factory"

(Chinese Characters), a State-owned enterprise established in the PRC and is the holder of 79,472,500 non-tradable Lanzhou Shares, representing approximately 14.66% of the total issued share capital of Lanzhou Aluminum. By an agreement dated 18 December 2006, Gangsu SASAC agreed to transfer the entire equity interest held by it to Chinalco, subject further to approval of the transfer by SASAC and, if approved, completion of the necessary registration procedures. Lanzhou Aluminum Factory has been deemed by the Company to be an associate of Chinalco and a connected person under the Hong Kong Listing Rules;

"Lanzhou Aluminum"	(Chinese Characters) Lanzhou Aluminum Co., Limited, a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange;

"Lanzhou Cash	the amount of cash at the rate of RMB9.50 per tradable Lanzhou Share and the
Alternative Amount"

amount of cash at the rate of RMB5.534 to be offered by the Cash Alternative Provider to the holders of tradable Lanzhou Shares and the other holders of non-tradable Lanzhou Shares (other than the Company), respectively, who elect to receive cash in whole or in part instead of the Chalco A Shares to be issued pursuant to the Lanzhou Merger Proposal;

"Lanzhou Cash Alternative"

the cash alternative under the Lanzhou Merger Proposal to be provided by the Cash Alternative Provider to the holders of tradable Lanzhou Shares, who elect not to receive in whole or in part the Chalco A Shares at the Lanzhou Exchange Ratios, details of which are set out in the section headed "The Cash Alternative" in this announcement. The Lanzhou Cash Alternative will not be available to the holders of non-tradable Lanzhou Shares;

"Lanzhou Exchange Ratios"

the ratio at which 1.80 Chalco A Shares will be issued by the Company in exchange for one tradable Lanzhou Share and the ratio at which one (1) Chalco A Share will be issued in exchange for one non-tradable Lanzhou Share, respectively, under the Lanzhou Merger Proposal;

"Lanzhou Merger Agreement"	the agreement entered into between the Company and Lanzhou Aluminum on 28 December 2006 in relation to the Lanzhou Merger Proposal;

"Lanzhou Merger Proposal"

the proposed merger of Lanzhou Aluminum with the Company pursuant to Lanzhou Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Lanzhou Exchange Ratios in exchange for the tradable and non-tradable Lanzhou Shares (other than those held by the Company) together with the Lanzhou Cash Alternative;

"Lanzhou Shares"	the ordinary shares in the issued share capital of Lanzhou Aluminum;

"Merger Agreements"	the Lanzhou Merger Agreement and the Shandong Merger Agreement;

"Merger Proposals"	the Shandong Merger Proposal and the Lanzhou Merger Proposal;

"non-tradable Lanzhou Shares"	ordinary shares which are in the issued share capital of Lanzhou Aluminum which are not listed on the Shanghai Stock Exchange and are not tradable by the holders of such shares;

"non-tradable Shandong Shares"	ordinary Shares which are in the issued share capital of Shandong Aluminum which are not listed on the Shanghai Stock Exchange and are not tradable by the holders of such shares;

"PRC"

the People's Republic of China, which, for the purpose of this announcement, unless otherwise specified, excludes the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	the PRC State-owned Assets Supervision and Administration Commission of the State Council;

"SGM"

the special general meeting of the Company to be held on 27 February 2007 to separately consider and, if thought fit, approve (1) the Shandong Merger Proposal; (2) the Lanzhou Merger Proposal, respectively, including any adjournment thereof; (3) the issue of Chalco A Shares to implement the Merger Proposals and (4) the connected transaction which will be constituted by the transaction relating to the Lanzhou Aluminum Factory Tranche;

"Shandong Aluminum"	(Chinese Characters) Shandong Aluminum Industry Co., Limited, a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange;

"Shandong Cash	the amount of cash to be offered at the rate of RMB16.65 per tradable Shandong
Alternative Amount"	Share by the Cash Alternative Provider to the holders of tradable Shandong Shares who elect to receive cash in whole or in part instead of the Chalco A Shares pursuant to the Shandong Merger Proposal;

"Shandong Cash Alternative"

the cash alternative under the Shandong Merger Proposal to be provided by the Cash Alternative Provider to the holders of tradable Shandong Shares who elect not to receive in whole or in part the Chalco A Shares to be issued at the Shandong Exchange Ratios, subject to the Shandong Merger Proposal becoming unconditional, details of which are set out in the section headed "The Cash Alternative" in this announcement;

"Shandong Exchange Ratio"	the ratio at which 3.15 Chalco A Shares will be issued by the Company in exchange for one tradable Shandong Share under the Shandong Merger Proposal;

"Shandong Merger Agreement"	the agreement entered into between the Company and Shandong Aluminum on 28 December 2006 in relation to the Shandong Merger Proposal;

"Shandong Merger Proposal"

the proposed merger of Shandong Aluminum with the Company pursuant to Shandong Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Shandong Exchange Ratio in exchange for the tradable Shandong Shares (other than those held by the Company) together with the Shandong Cash Alternative;

"Shandong Shares"	the ordinary shares in the issued share capital of Shandong Aluminum;

"Shareholder(s)"	the holders of H Shares and Domestic Shares of the Company;

"Shares"	Domestic Shares and H Shares in the capital of the Company;

"tradable Lanzhou Shares"	shares which are in the issued share capital of Lanzhou Aluminum which are listed on the Shanghai Stock Exchange and are tradable by the holders of such shares;

"tradable Shandong Shares"	shares which are in the issued share capital of Shandong Aluminum which are listed on the Shanghai Stock Exchange and are tradable by the holders of such shares;

"%"	per cent

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 17 January 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary